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                                                                       EXHIBIT 8
                         GRAPHIC INDUSTRIES, INC. LOGO

                            GRAPHIC INDUSTRIES, INC.

October 3, 1997

TO OUR STOCKHOLDERS:

     I am pleased to inform you that Graphic Industries, Inc., a Georgia corporation ("Graphic"), has entered into a merger agreement with Wallace Computer Services, Inc., a Delaware corporation ("Wallace"), pursuant to which Wallace has agreed to acquire Graphic. Under the terms of the merger agreement, Greenwich Acquisition Corp., a Georgia corporation and a wholly-owned subsidiary of Wallace, today commenced a tender offer for all the outstanding shares of the Common Stock of Graphic at $18.50 per share net to the seller in cash. The shares of Common Stock of Graphic not acquired in the tender offer will be converted into the right to receive $18.50 per share in cash pursuant to a merger of the subsidiary of Wallace and Graphic (subject to appraisal rights).

     Your Board of Directors has unanimously approved the tender offer, the merger agreement and the merger and determined that the tender offer and the merger, considered as a whole, are fair to and in the best interests of the stockholders of Graphic. Accordingly, your Board of Directors recommends that all of the stockholders of Graphic accept the tender offer and tender all of their shares.

     In arriving at its decision, the Board of Directors considered a number of factors, including the opinion of Interstate/Johnson Lane Corporation, Graphic's financial advisor, that the consideration to be received by the stockholders in the tender offer and the merger is fair to the stockholders from a financial point of view.

     Accompanying this letter is a copy of Graphic's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors in its deliberations, a copy of the opinion of Interstate/Johnson Lane Corporation and certain other information regarding the tender offer and the merger, and a copy of an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. In addition, enclosed is the Offer to Purchase dated October 3, 1997, of the subsidiary of Wallace together with related materials, including a Letter of Transmittal to be used for tendering your shares. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your shares in the tender offer.

     I personally, along with the Board of Directors, management and associates of Graphic, wish to thank you for your loyal support through the years.

                                          Sincerely,

                                          MARK C. POPE III
                                          Mark C. Pope III
                                          Chairman, President and Chief
                                          Executive Officer